ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-156695
Dated May 5, 2011

Commodities	E-TRACS

E-TRACS DJ-UBS Commodity Index Total Return

Product profile	Ticker: DJCI

Underlying Index	DJ-UBS Commodity Index Total ReturnSM
Issuer	UBS AG	Key features Exposure to a portfolio of commodity futures through a single investment Convenience of an exchange- traded security
Issuer Credit Rating[1]	Aa3 (Moody’s); A+ (S&P and Fitch)
CUSIP	902641679
Primary Exchange	NYSE Arca
Initial Trade Date	October 28, 2009
Initial Settlement Date	October 30, 2009
Maturity Date	October 31, 2039
Fee Amount (%)*	0.50% accrued on a daily basis
*As of December 31, 2010. See “Selected risk considerations” and the disclaimer for more information.

About the product

Exchange Traded Access Securities (E-TRACS) are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

The E-TRACS DJ-UBS Commodity Index Total Return exchange-traded note is designed to track the performance of the DJ-UBS Commodity Index Total ReturnSM (the “Index”), less investor fees.

About the Index

The Index is designed to provide diversified commodity exposure with weightings based on each underlying commodity’s liquidity and economic significance. The Index measures the collateralized returns from a basket of 19 commodity futures contracts representing the energy, precious metals, industrial metals, grains, softs and livestock sectors. In addition, the Index is rebalanced once a year to ensure that no commodity sector may constitute more than 33% of the Index as of the date of such rebalancing.

Historical returns

	Since Inception
	Total Return	Annualized Return	3 Month	1 Year	5 Year
DJ-UBS Total Return	153.95%	7.79%	16.76%	16.83%	1.18%
S&P GSCI® Total Return	114.59%	6.34%	12.70%	9.02%	-5.69%
Rogers Total Return	289.64%	11.57%	15.99%	19.01%	3.37%

Historical results for the period from July 31, 1998 through December 31, 2010.

Source: UBS Investment Bank, publicly available data.

Historical information presented is as of December 31, 2010 and is furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively.

The E-TRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

Index Comparisons

The graph illustrates the historical performance of the Index from July 31, 1998 through December 31, 2010 in comparison with other benchmark indices. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The E-TRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

E-TRACS. Innovative strategies, convenient access	+1-877-ETRACS 5	e-tracs@ubs.com

Characteristics

Number of holdings: 19 commodity futures contracts

Commodity sector target weights

Source: UBS Investment Bank; as of December 31, 2011

Benefits of investing in the DJCI

Exposure to a portfolio of commodity futures through a single investment.

Selected risk considerations

An investment in the E-TRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” beginning on page S-11 in the prospectus supplement for the E-TRACS ETNs (the “E-TRACS Prospectus”). Capitalized terms used below but not defined herein shall have the meanings attributed to them in the E-TRACS Prospectus.

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You may lose some or all of your principal — The E-TRACS ETNs are fully exposed to any decline in the level of the Index. You will lose some or all of your principal if the Index Ending Level is below the Index Starting Level or if the Index Ending Level is not sufficiently above the Index Starting Level to offset the cumulative effect of the Fee Amount applicable to your E-TRACS ETNs. The Index is volatile and subject to a variety of market forces, some of which are described below. The Index Ending Level is therefore unpredictable. Commodity prices may change unpredictably, affecting the prices of the commodities underlying the exchange-traded futures contracts comprising the Index and, consequently, the value of the E-TRACS ETNs.

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Market risk — The return on the E-TRACS ETNs, which may be positive or negative, is directly linked to the performance of the Index, which is based on a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.

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Credit of UBS — The E-TRACS ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the E-TRACS ETNs depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the E-TRACS ETNs and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the E-TRACS ETNs.

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Potential over-concentration in particular commodity sectors — The commodities underlying the futures contracts included in the Index are concentrated in a limited number of sectors, particularly energy and agriculture, and may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

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A trading market for the E-TRACS ETNs may not develop — Although the E-TRACS ETNs are listed on NYSE Arca, a trading market for the E-TRACS ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the E-TRACS ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the E-TRACS ETNs on NYSE Arca or any other exchange.

•	No interest payments from the E-TRACS ETNs — You will not receive any interest payments on the E-TRACS ETNs.
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Minimum Redemption Amount — You must elect to redeem at least 50,000 E-TRACS ETNs for UBS to repurchase your E-TRACS ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your E-TRACS ETNs for redemption with those of other investors to reach this minimum requirement.

•	Uncertain tax treatment — Significant aspects of the tax treatment of the E-TRACS ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
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UBS’s Call Right — UBS may elect to redeem all outstanding E-TRACS ETNs at any time as described under “Specific Terms of the Securities — UBS’s Call Right” beginning on page S-38 of the E-TRACS Prospectus.

Contact us	E-TRACS Investor Service Center: +1 – 877 – ETRACS 5	Email: e-tracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST	Website: www.ubs.com/e-tracs

1The issuer credit rating as of December 31, 2010 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the E-TRACS ETNs.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC. (http://www.sipc.org/) An investment in the E-TRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the E-TRACS ETNs. E-TRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2011. The key symbol and UBS are among the registered and unregistered trademarks of UBS. “UBS Bloomberg Constant Maturity Commodity Index” and “CMCI” are services marks of UBS and/or Bloomberg. Patent pending. “Dow Jones”, “DJ-UBS Commodity Index” and “DJ-UBSCISM” are service marks of Dow Jones & Company Inc. and UBS AG, as the case may be. Other marks may be trademarks of their respective owners. All rights reserved. UBS assumes sole responsibility for this marketing material, which has not been reviewed by Bloomberg.

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